Cost Feasible Plan Modification Report

FLORIDA-ALABAMA 2035 LONG RANGE TRANSPORTATION PLAN OR BLUEPRINT 2035

Prepared for

Florida-Alabama Transportation Planning Organization and
The Florida Department of Transportation, District Three

Prepared by

West Florida Regional Planning Council
Staff to the Florida-Alabama
Transportation Planning Organization

March 2012

This report was financed in part by the U.S. Department of Transportation, Federal Highway Administration, the Florida Department of Transportation, and local participating governments, in partial fulfillment of UPWP Work Task C.2

Florida-Alabama
Transportation Planning Organization

Cost Feasible Plan Modification Report

Prepared by:

The West Florida Regional Planning Council
Staff to the Florida-Alabama
Transportation Planning Organization

The Florida-Alabama Transportation Planning Organization can be reached at:

Post Office Box 11399
Pensacola, Florida
32524-13999

4081 E. Olive Road Suite A
Pensacola, Florida
32514

Phone:
(800) 226-8914
(850) 332-7976

Fax:
(850) 637-1923

Staff contacts for this Document:
Gary Kramer, Senior Transportation Planner
E-mail: gary.kramer@wfrpc.org

Elizabeth Schrey, Transportation Planner
E-mail: elizabeth.schrey@wfrpc.org

TABLE OF CONTENTS

INTRODUCTION

In 1962 the United States Congress passed legislation that required the formation of a Metropolitan Planning Organization or Transportation Planning Organization (TPO) for any urbanized area with a population greater than 50,000. A TPO is a federally-mandated and federally-funded transportation policy-making organization in the United States that is made up of representatives from local governments. Congress created TPOs in order to ensure that existing and future expenditures of government funds for transportation projects and programs are based on a continuing, cooperative, and comprehensive ("3-C") planning process. The Florida-Alabama TPO was created after the 1970 census. There are currently 18 locally elected officials from the Florida-Alabama area that comprise the decision-making body of the Florida-Alabama TPO: 5 Escambia County Commissioners; 5 Santa Rosa County Commissioners; 5 City of Pensacola Council members; 1 Baldwin County Commissioner; 1 City of Milton Council member; and 1 City of Gulf Breeze Council member.

Three advisory committees provide recommendations to the TPO. The Technical Coordinating Committee is comprised of the planners and engineers in the area. The Citizens' Advisory Committee represents the citizens' interests in the area. Third, the Bicycle/Pedestrian Advisory Committee consists of individuals that have interests in Bicycle and Pedestrian issues in the area.

Some of the transportation products that are developed by the TPO staff are the Transportation Improvement Program, which is a five year plan of funded transportation projects, a freight plan, which is a plan based on needed projects related to the movement of goods and services, and a Regional Intelligent Transportation Systems Plan, which involves computer technology to optimize traffic flow by utilizing traffic signal synchronization, variable message signs, and automatic vehicle locators. Optimally, this technology would be monitored

from a Transportation Management Center. The TPO also adopts a Bicycle/Pedestrian Plan which identifies needed improvements for bicyclists and pedestrians such as bicycle lanes, sidewalks, off-road facilities, paved shoulders, lane restriping, and road diets which reduces the number of travel lanes by allowing more room for bicycle/pedestrian uses. A Transit Development Plan, which is a 10 year plan for public transportation improvements in the area, is also adopted by the TPO. Moreover, the TPO also adopts a Long Range Transportation Plan, which is updated every five years and identifies transportation improvements for at least the next 20 years.

The Florida-Alabama 2035 Long Range Transportation Plan Update, or Blueprint 2035, was approved on November 10, 2010, and is based on transportation projects that are cost affordable. Amendments to the Florida-Alabama 2035 Long Range Transportation Plan Needs Assessment and Cost Feasible Plan occurred on September 14, 2011, and October 12, 2011, respectively. This report highlights the Modifications to the Blueprint 2035 Cost Feasible Plan that have occurred after the Florida-Alabama 2035 Cost Feasible Plan was amended and modified on October 12, 2011.

LONG RANGE TRANSPORTATION PLAN MODIFICATION PROCESS

From time to time, it becomes necessary to amend or modify the LRTP. The need for this may be because an increase in funding results in a project being moved from the Needs Plan to the Cost Feasible Plan. It may also arise from a significant change in the land use assumptions or other regionally significant changes. If the need to modify the Plan occurs, the following procedure will be followed.

For a modification to the LRTP, in which a project that is already included in the LRTP needs to be changed, edited, or corrected, project specific information shall be included in the advertisement placed for the TPO meeting at which the modification will be brought to the TPO for approval.

The following process occurred for this modification.

- Modifications to the 2035 Long Range Transportation Plan Cost Feasible Plan were authorized by the TPO.
- An advertisement of the modification was placed in the Pensacola News Journal specifying the comment period for when public comments were accepted.
- After the public comment period expired, the Transportation Planning Director sent a letter to the Florida Department of Transportation District III Secretary on February 23, 2012, indicating the modifications to the 2035 Long Range Transportation Cost Feasible Plan were approved.
- The modifications to the 2035 Long Range Transportation Plan Cost Feasible Plan are included in the TPO agenda as an informational item; the advertisement for the TPO meeting also identified that the modifications to the 2035 Cost Feasible Plan were completed.

This 2035 Cost Feasible Plan modification resulted in three modifications that are explained later in this report.

BACKGROUND

At its January 11, 2012 meeting, The TPO directed staff to remove right of way funds from West Nine Mile Road and split it between Blue Angel Parkway and Sorrento Road. The Right of Way funds being removed from West Nine Mile Road (LRTP CFP #36) were in the 2016-2020 timeframe but there is also right of way funding in 2031-2035. The original intent was for the right of way for this project to be acquired in the 2031-2035 timeframe so removing the funds in 2016-2020 does not affect the project initiation timeline. Escambia County has planned to fund right of way for Blue Angel Parkway (LRTP CFP #5) and Sorrento Road (LRTP CFP #51) in the 2010-2015 timeframe but have indicated that will be towards the end of that timeframe. They also indicated a need for state and/or federal funding assistance in acquiring right of way. By dividing the $2.734 Million from West Nine Mile equally to both of these projects, the need for additional right of way funding is satisfied and both projects maintain the project initiation timelines shown in the Cost Feasible Plan (As Amended on October 12, 2011).

An advertisement for these three 2035 Long Range Transportation Plan Cost Feasible Plan modifications occurred on February 8, 2012 in the Pensacola News Journal (See Appendix A). One public comment was received from this advertisement (See Appendix B). The Transportation Planning Director signed a letter to the Florida Department of Transportation District III Secretary on February 23, 2012 indicating the three modifications to the 2035 Long Range Transportation Plan Cost Feasible Plan were approved (See Appendix D). A copy of the March 14, 2012, TPO Agenda cover page and the advertisement for this meeting are located in Appendix E.

CHANGES

The following is the list of modifications that were recommended and ultimately approved for inclusion in the Blueprint 2035 Cost Feasible Plan. All of these funds are from "Other Arterial and Transportation Management Area (TMA)" funds. These modifications are highlighted in yellow in the spreadsheet in Appendix C

1) Remove $2.734 million off of Nine Mile Road right-of-way from I-10 to Pine Forest Road in 2016-20;
2) Add $1.367 million in right-of-way for Blue Angel Parkway from Sorrento Road to US 98 in 2016-20; and
3) Add $1.367 million in right-of-way for Sorrento Road from north end of Inter Coastal Waterway Bridge to Blue Angel Parkway in 2016-2020.

The total costs of the 2035 Cost Feasible Plan as modified are provided below in Year of Expenditure Dollars. Because the changes above were for modifications only, the funding amounts from Cost Feasible Plan that was amended on October 12, 2011, did not change.

Category	**Cost**
State and Federal	$565,814,235
Local	$227,298,473
Toll	$565,488,000
Total	$1,358,600,708

APPENDIX A – ADVERTISEMENT

The Florida-Alabama Transportation Planning Organization will be modifying the Long Range Transportation Plan. The modification will be to move $2.734 Million from the West 9 Mile Road Right of Way phase in FY 2016-2020 and redirecting those funds to $1.367 Million each to Blue Angel Pkwy and Sorrento Road Right of Way phases in FY 2016-2020. For additional information please contact LRTP Project Manager Gary Kramer at 850-332-7976, ext 219 or gary.kramer@wfrpc.org or TIP Coordinator Elizabeth Schrey at ext 213 or Elizabeth.schrey@wfrpc.org. For languages services please contact Rhonda Grice at Rhonda.grice@wfrpc.org or call 1-800-995-8771 for TTY Florida. Por favor a la Sr. Rhonda Grice, de los requistos de acceso o el idioma en el 850-332-7976 ext 214 o 1-800-995-8771 para TTY-Florida al menos 48 horas de antelacion.

APPENDIX B – PUBLIC COMMENT

Summary of conversation with Mr. Larry Hall on February 8, 2012:

Mr. Hall began by stating he saw a legal ad for the modification in the paper today and asked what type of organization the TPO was. Gary Kramer told him the Transportation Planning Organization is federally mandated. Gary then went on to explain that we work for the West Florida Regional Planning Council and provide staff services to the TPO. Mr. Hall then stated he lived near west Nine Mile Road and has been hoping for relief in that area for a while. He was concerned that the modification would affect the timeline for construction on Nine Mile Road from Pine Forest Road to US 29. Gary explained that there are two segments of Nine Mile Road and that the modification was only taking a portion of the right-of-way funds from the other section of Nine Mile Road, from I-10 to Pine Forest Road, and that the change would not affect the construction schedule on that portion of Nine Mile Road that Mr. Hall was concerned with. Gary told Mr. Hall that the money was needed on Blue Angel Parkway and Sorrento Road so that those projects could proceed through the funding pipeline. Mr. Hall sounded glad to hear this modification would not affect his portion of Nine Mile Road and was very understanding of the modification and even said he knows all about the need to reorganize funding in long range plans.

APPENDIX C – MODIFIED 2035 COST FEASIBLE PLAN (MAP AND SPREADSHEET WITH COSTS)

Adopted Cost Feasible Plan Projects - Modified February 23, 2012



Legend
Amendments
Funding Changes
New Projects
New Intersection/Realignment Projects
Proposed Bypass
Cost Feasible Projects
3 Lane (Continuous Center Turn Lane) Capacity Project
4 Lane Capacity Project
6 Lane Capacity Project
Park-N-Ride
Express Bus
Proposed Bypass/New Bridge Alignment
Florida-Alabama TPO Boundary
ESCAMBIA
SANTA ROSA
OKALOOSA
BALDWIN, AL
Pensacola
West Pensacola
Brent
Goulding
Brownsville
Cantonment
Gonzalez
Pace
Milton
Bagdad
Floridatown
Gulf Breeze
Pensacola Beach
Navarre
Woodlawn Beach
East Bay
Escambia Bay
Pensacola Bay
Santa Rosa Sound
Perdido Bay
Eglin Air Force Base
Gulf Islands National Seashore
0 2.5 5 10 Miles
N
FA_CostFeasiblePlan_2035_Amendment_022312.mxd

Transportation Blueprint 2035 Draft Cost Feasible Plan Amendments

Modified February 23, 2012

Project ID	Roadway Corridor	From	To	Project Description	Total Project Cost (2010 $)	TIP Projects (2010-2015)[1] PE/PDE	ROW	CST	Total	2016-2020 PE/PDE	ROW	CST	Total	2021-2025 PE/PDE	ROW	CST	Total	2026-2030 PE/PDE	ROW	CST	Total	2031-2035 PE/PDE	ROW	CST	Total	Grand Total[5]
SIS/FIHS Cost Feasible Plan Projects																										
56 (2186031)	**US 29**	I-10	9 1/2 Mile Road	Provide 6 Lanes of Capacity	$ 66,257,947	$0	$23,397,840	$0	$23,397,840											$ 118,151,304	$ 118,151,304					$ 118,151,304
2204423	**SR87**	N of Five Forks	Eglin AFB Boundary	Provide 4 lanes of Capacity	$ 23,812,554			$ 23,812,554	$ 23,812,554																	
2224771[2]	**SR8 (I-10)**	SR291 Davis Hwy	SR10A (US90) Scenic Hwy	Provide 6 Lanes of Capacity	$ 50,407,360	$1,357	$6,905,813	$43,500,190	$50,407,360																	$ -
22	**I-10 (SR 8) @ US29 (SR 95)**			Modified Interchange	$ 22,500,000	$200,000																				
26 (4130623)	**I-10**	Escambia Bay Bridge	Avalon Boulevard	Provide 6 Lanes of Capacity	$ 46,279,557	$3,976,280	$12,056,002		$16,032,282						$ 13,607,988	$ 47,894,970	$ 61,502,958									$ 61,502,958
	Totals				$ 209,257,418	$ 4,177,637	$ 42,359,655	$ 67,312,744	$ 113,650,036						$ 13,607,988	$ 47,894,970	$ 61,502,958			$ 118,151,304	$ 118,151,304					$ 179,654,262

Project ID	Roadway Corridor	From	To	Project Description	Total Project Cost (2010 $)	2010-2015 PE/PDE	ROW	CST	Total	2016-2020 PE/PDE	ROW	CST	Total	2021-2025 PE/PDE	ROW	CST	Total	2026-2030 PE/PDE	ROW	CST	Total	2031-2035 PE/PDE	ROW	CST	Total	Grand Total
Other Arterial/TMA Cost Feasible Plan Projects																										
2204125	**SR281 Avalon Blvd**	Commerce Road	SR10 (US90)	Provide 4 lanes of capacity	$ 10,095,980	$ 54,055		$ 10,041,925	$ 10,095,980																	$ -
2204126	**SR281 Avalon Blvd**	N of CSX R/R Bridge	S of Commerce Road	Provide 4 lanes of capacity	$ 7,563,303			$ 7,563,303	$ 7,563,303																	$ -
2204127	**SR281 Avalon Blvd**	S of Moor's Lodge	N of CSX R/R Bridge	Provide 4 lanes of capacity	$ 13,788,203	$ 54,007		$ 13,734,196	$ 13,788,203																	$ -
2204128	**SR281 Avalon Blvd**	SR8 (I-10)	S of Moor's Lodge	Provide 4 lanes of capacity	$ 8,845,842	$ 49,858		$ 8,795,984	$ 8,845,842																	$ -
30	**Main Street**	Barrancas Avenue	"B" Street	Improve to 3 Lane Facility	$ 3,091,255					$ 259,879			$ 259,879	$ 457,287	$ 304,858		$ 762,145			$ 4,121,675	$ 4,121,675					$ 5,143,699
31	**Main Street**	"B" Street	Baylen Street	Improve to 3 Lane Facility	$ 2,400,269									$ 591,783			$ 591,783		$ 358,407	$ 3,200,358	$ 3,558,765					$ 4,150,548
8	**Burgess Road (SR 742)**	US 29 (SR 95)	I-110 Overpass	Realign to Provide 4 Lanes of Capacity	$ 26,381,898	$ 1,100,000			$ 1,100,000		$ 5,000,000		$ 5,000,000			$ 2,599,386	$ 2,599,386			$ 17,571,845	$ 17,571,845					$ 25,171,231
37 (2186052)	**Nine Mile Road (US 90A)**	SR 297 (Pine Forest Road)	US 29 (SR 95)	Provide 4 Lanes of Capacity	$ 14,141,218		$ 2,445,465		$ 2,445,465			$ 10,300,000	$ 10,300,000													$ 10,300,000
36	**Nine Mile Road (US 90A)**	I-10 (SR8)	SR 297 (Pine Forest Road)	Provide 4 Lanes of Capacity	$ 14,535,534					$ 2,851,303	$ -		$ 2,851,303										$ 6,147,541		$ 6,147,541	$ 8,998,844
49	**Pinestead-Longleaf Connector**	SR 297 (Pine Forest Road)	US 29 (SR 95)	Provide 4 Lanes of Capacity	$ 26,529,174											$ 8,136,095	$ 8,136,095									$ 8,136,095
16	**Gulf Beach Highway (SR292)**	SR 173 (Blue Angel Parkway)	Fairfield Drive (SR727)	Provide 4 Lanes of Capacity	$ 36,668,308									$ 6,307,332			$ 6,307,332									$ 6,307,332
17	**Gulf Beach Highway (SR292)**	Fairfield Drive (SR727)	Navy Boulevard (SR295)	Provide 4 Lanes of Capacity	$ 21,112,056									$ 3,631,494			$ 3,631,494									$ 3,631,494
50	**Sorrento Road (SR292)**	South end of ICWW Bridge	North end of ICWW Bridge	Provide 4 Lanes of Capacity	$ 18,620,868													$ 5,123,249			$ 5,123,249					$ 5,123,249
52	**SR 87 North**	CR 87A (Langley St)	TPO Urban Area Boundary	Provide 4 Lanes of Capacity	$ 38,633,657																	$ 2,520,847			$ 2,520,847	$ 2,520,847
54	**SR87 Connector**	SR87 South	SR87 North	New 4 Lane Facility (w/ 1 interchange)	$ 178,916,247					$14,714,314			$ 14,714,314													$ 14,714,314
60	**US 90**	Avalon Boulevard (SR 281)	SR87 North (Stewart Street)	Provide 6 Lanes of Capacity	$ 21,859,132										$ 13,791,867		$ 13,791,867						$ 5,122,951	$ 25,774,590	$ 30,897,541	$ 44,689,408
61	**US 90**	Glover Ln/Old Hwy 90	Airport Road	New/Realigned 4 Lane Capacity	$ 55,489,136																	$ 4,310,061				$ 4,310,061
62	**US 90**	Airport Road	SR87 South	Provide 4 Lanes of Capacity	$ 17,365,118									$ 2,675,839			$ 2,675,839									$ 2,675,839
63	**US 90**	SR87 South	S.A. Jones Rd	Provide 4 Lanes of Capacity	$ 39,691,699													$ 7,190,525			$ 7,190,525					$ 7,190,525
67	**US 98**	Bayshore Drive	Portside Drive	Provide 6 Lanes of Capacity	$ 51,945,419										$ 12,573,964		$ 12,573,964						$ 32,091,516		$ 32,091,516	$ 44,665,480
85	**Langley/Tippin/9th Avenue**			Major Intersection Improvement	$ 28,070,339					$ 2,074,968													$ 6,147,541			$ 8,222,509
72	**US29 Connector (New Road)**	US90 (SR10)	US29 (SR95)	New 4 Lane Facility (w/ 1 interchange)	$ 211,671,034																	$ 6,830,908				$ 6,830,908
75 (4219941)	**Woodbine Road (CR197A)**	US90 (SR10)	Five Points Intersection	Provide 4 lanes of Capacity and Intersection Realignment[7]	$ 38,184,733			$1,000,000	$ 1,000,000																	$ 1,000,000
46 (4210111)[3]	**SR 292 (Perdido Key Drive)**	Alabama State Line	South end of the ICWW Bridge	Provide 4 lanes of capacity	$ 96,851,600	$1,366,000			$ 1,366,000																	$ 1,366,000
5[4] (4210121)	**SR173 Blue Angel Pkwy**	SR292 Sorrento Road	SR30 (US98)	Provide 4 lanes of capacity	$ 55,879,050						$1,367,080															$ 1,367,080
51[4] (4210112)[4]	**Sorrento Road (SR292)**	North end of ICWW Bridge	Blue Angel Parkway	Provide 4 Lanes of Capacity	$ 65,659,094						$1,367,080															$ 1,367,080
NA	**Box $130,000 Annually for Corridor Management Studies**			Corridor Management Studies	$ 2,600,000				$ 900,000	$ 781,841			$ 781,841	$ 917,160			$ 917,160	$ 1,078,261			$ 1,078,261	$ 1,250,000			$ 1,250,000	$ 4,027,262
NA	**Box $1,500,000 Annually for Corridor Management Plan Improvements**			Corridor Management Improvements	$ 28,500,000	$ 602,000		$ 5,700,000	$ 6,302,000	$ 1,639,344	$ 1,261,034	$ 7,566,204	$ 10,466,582	$ 1,923,077	$ 1,479,290	$ 8,875,740	$ 12,278,107	$ 2,260,870	$ 1,739,130	$ 10,434,783	$ 14,434,783	$ 2,663,934	$ 2,049,180	$ 12,295,082	$ 17,008,196	$ 54,187,668
	Totals				$ 1,062,923,417	$ 3,171,865	$ 2,445,465	$ 29,230,180	$ 35,747,510	$ 17,395,378	$ 8,995,194	$ 17,866,204	$ 31,787,669	$ 16,503,972	$ 28,149,979	$ 19,611,221	$ 47,761,200	$ 15,652,905	$ 2,097,537	$ 35,328,661	$ 37,426,198	$ 17,575,750	$ 51,558,729	$ 38,069,672	$ 89,628,401	$ 206,603,468

Transportation Blueprint 2035 Draft Cost Feasible Plan Amendments

Modified February 23, 2012

Project ID	Roadway Corridor	From	To	Project Description	Total Project Cost (2010 $)	2010-2015 PE/PDE	2010-2015 ROW	2010-2015 CST	2010-2015 Total	2016-2020 PE/PDE	2016-2020 ROW	2016-2020 CST	2016-2020 Total	2021-2025 PE/PDE	2021-2025 ROW	2021-2025 CST	2021-2025 Total	2026-2030 PE/PDE	2026-2030 ROW	2026-2030 CST	2026-2030 Total	2031-2035 PE/PDE	2031-2035 ROW	2031-2035 CST	2031-2035 Total	Grand Total
Transit Cost Feasible Plan Projects																										
NA	**Box $300,000 Annually for Public Transportation Capital Improvements**				$ 5,700,000				$ 1,100,000			$ 1,891,551	$ 1,891,551			$ 2,218,935	$ 2,218,935			$ 2,608,696	$ 2,608,696			$ 2,086,957	$ 2,086,957	$ 8,806,138
NA	**$3,481,816 Annually for Transit Operations and Maintenance Funding of the existing transit services**				$ 64,750,800							$ 21,487,617	$ 21,487,617			$ 25,206,627	$ 25,206,627			$ 29,634,226	$ 29,634,226			$ 27,933,934	$ 27,933,934	$ 104,262,404
B	**Express Bus - Southeast**	Downtown Pensacola	Garcon Point & Navarre via US 98	Peak Hour Bus Service	$ 3,625,000											$ 5,362,426	$ 5,362,426									$ 5,362,426
NA	**Box $100,000 Annually for Transit Maintenance Funding for Express Bus Service**				$ 1,000,000											$ 739,645	$ 739,645			$ 869,565	$ 869,565					$ 1,609,210
	Totals				$ 75,075,800								$ 23,379,168				$ 33,527,633				$ 33,112,487				$ 30,020,891	$ 120,040,179

Project ID	Roadway Corridor	From	To	Project Description	Total Project Cost (2010 $)	2010-2015 PE/PDE	2010-2015 ROW	2010-2015 CST	2010-2015 Total	2016-2020 PE/PDE	2016-2020 ROW	2016-2020 CST	2016-2020 Total	2021-2025 PE/PDE	2021-2025 ROW	2021-2025 CST	2021-2025 Total	2026-2030 PE/PDE	2026-2030 ROW	2026-2030 CST	2026-2030 Total	2031-2035 PE/PDE	2031-2035 ROW	2031-2035 CST	2031-2035 Total	Grand Total
Bicycle / Pedestrian and Enhancement Cost Feasible Plan Projects																										
NA	**Box $350,000 Annually for Bicycle/Pedestrian Master Plan Projects**				$ 7,000,000			$ 1,525,000	$ 1,525,000	$ 504,414	$ 441,362	$ 1,261,034	$ 2,206,810	$ 591,716	$ 517,751	$ 1,479,290	$ 2,588,757	$ 695,562	$ 608,696	$ 1,739,130	$ 3,043,388	$ 819,672	$ 614,754	$ 2,049,180	$ 3,483,606	$ 11,322,561
NA	**Enhancement Program**				$ 10,050,000	$ 92,131		$ 1,600,211	$ 1,692,342	$ 504,414	$ 882,724	$ 1,576,293	$ 2,963,430	$ 591,716	$ 1,035,503	$ 1,627,219	$ 3,254,438	$ 695,652	$ 1,217,391	$ 2,173,913	$ 4,086,957	$ 819,672	$ 1,434,426	$ 2,663,934	$ 4,918,033	$ 15,222,857
	Totals				$ 17,050,000					$ 1,008,828	$ 1,324,086	$ 2,837,327	$ 5,170,240	$ 1,183,432	$ 1,553,254	$ 3,106,509	$ 5,843,195	$ 1,391,214	$ 1,826,087	$ 3,913,043	$ 7,130,345	$ 1,639,344	$ 2,049,180	$ 4,713,114	$ 8,401,639	$ 26,545,418

Project ID	Roadway Corridor	From	To	Project Description	Total Project Cost (2010 $)	2010-2015 PE/PDE	2010-2015 ROW	2010-2015 CST	2010-2015 Total	2016-2020 PE/PDE	2016-2020 ROW	2016-2020 CST	2016-2020 Total	2021-2025 PE/PDE	2021-2025 ROW	2021-2025 CST	2021-2025 Total	2026-2030 PE/PDE	2026-2030 ROW	2026-2030 CST	2026-2030 Total	2031-2035 PE/PDE	2031-2035 ROW	2031-2035 CST	2031-2035 Total	Grand Total
ITS Cost Feasible Plan Projects																										
(4125451 & 4280581)	**ITS Master Plan Projects & Areawide Coordinated Signal Timings**				$ 24,600,000			$ 8,693,264	$ 8,693,264				$ 11,349,306				$ 10,355,030				$ 5,217,391				$ 2,049,180	$ 24,600,000
	Totals				$ 24,600,000			$ 8,693,264	$ 8,693,264				$ 11,349,306				$ 10,355,030				$ 5,217,391				$ 2,049,180	$ 32,970,907
				Sub Totals																						$ 565,814,234
	Fiscal Year Sub Totals									$ 18,404,206	$ 10,319,280	$ 20,703,531	$ 71,686,383	$ 17,687,404	$ 43,311,221	$ 70,612,700	$ 158,990,016	$ 17,044,119	$ 3,923,624	$ 157,393,008	$ 201,037,724	$ 19,215,094	$ 53,607,909	$ 42,782,786	$ 130,100,111	$ 565,814,234

Project ID	Roadway Corridor	From	To	Project Description	Total Project Cost (2010 $)	2010-2015 PE/PDE	2010-2015 ROW	2010-2015 CST	2010-2015 Total	2016-2020 PE/PDE	2016-2020 ROW	2016-2020 CST	2016-2020 Total	2021-2025 PE/PDE	2021-2025 ROW	2021-2025 CST	2021-2025 Total	2026-2030 PE/PDE	2026-2030 ROW	2026-2030 CST	2026-2030 Total	2031-2035 PE/PDE	2031-2035 ROW	2031-2035 CST	2031-2035 Total	Grand Total
Local Funded Cost Feasible Plan Projects																										
4	**Berryhill Road (CR 184 A)**	Five Points	West Spencer Field Road	Provide 4 lanes of capacity	$ 10,700,456	$1,442,127			$ 1,442,127		$1,583,000	$7,793,473	$9,376,473													$10,818,600
75 (4219941)	**Woodbine Road (CR197A)**	US90 (SR10)	Five Points Intersection	Provide 4 lanes of Capacity and Intersection Realignment[7]	$ 38,184,733			$1,000,000	$ 1,000,000		$14,306,700	$24,365,300	$38,672,000													$39,672,000
11	**East Spencer Field Road**	US 90 (SR 10)	South Spencer Field Road	Provide 4 lanes of capacity	$ 22,729,340			$22,729,340	$ 22,729,340																	$22,729,340
2	**Bell Lane**	Sterling Way	US90	Provide 4 lanes of capacity	$ 44,325,462			$44,325,462	$ 44,325,462																	$44,325,462
55	**Sterling Way**	Bell Lane	Avalon Boulevard (SR 281)	Provide 4 lanes of capacity	$ 7,121,988			$7,121,988	$ 7,121,988																	$7,121,988
5[8] (4210121)	**SR173 Blue Angel Pkwy**	SR292 Sorrento Road	SR30 (US98)	Provide 4 lanes of capacity	$ 55,879,050		$15,000,000		$ 15,000,000			$36,000,000	$36,000,000													$51,000,000
8	**Burgess Road (SR 742)**	US 29 (SR 95)	I-110 Overpass	Realign to Provide 4 Lanes of Capacity	$ 26,381,898		$ 1,000,000		$ 1,000,000																	$1,000,000
49	**Pinestead-Longleaf Connector**	SR 297 (Pine Forest Road)	US 29 (SR 95)	Provide 4 Lanes of Capacity	$ 26,529,174		$ 8,000,000		$ 8,000,000			$ 8,200,000	$8,200,000													$16,200,000
51[8] (4210112)[4]	**Sorrento Road (SR292)**	North end of ICWW Bridge	Blue Angel Parkway	Provide 4 Lanes of Capacity	$ 65,659,094		$20,000,000		$ 20,000,000							$40,300,000	$ 40,300,000									$60,300,000
19	**I-10 (SR8) @ Beulah Rd**			New Interchange	$ 98,044,597	$ 2,700,000				$ 3,750,000			$3,750,000													$3,750,000
72	**US29 Connector (New Road)**	US90 (SR10)	US29 (SR95)	New 4 Lane Facility (w/ 1 interchange)	$ 211,671,034					$ 1,600,000				$ 6,000,000			$ 6,000,000									$6,000,000
85	**Langley/Tippin/9th Avenue**			Major Intersection Improvement	$ 445,585,000	$ 700,000			$ 700,000																	
46 (4210111)[3]	**SR 292 (Perdido Key Drive)**	Alabama State Line	South end of the ICWW Bridge	Provide 4 lanes of capacity	$ 96,851,600	$1,366,000			$ 1,366,000		$15,000,000		$15,000,000			$70,000,000	$70,000,000									$86,366,000
	Totals				$ 1,149,663,426	$6,208,127	$44,000,000	$75,176,790	$122,684,917	$5,350,000	$30,889,700	$76,358,773	$110,998,473	$6,000,000		$110,300,000	$116,300,000									$227,298,473

Transportation Blueprint 2035 Draft Cost Feasible Plan Amendments
Modified February 23, 2012

Project ID	Roadway Corridor	From	To	Project Description	Total Project Cost (2010 $)	2010-2015 PE/PDE	2010-2015 ROW	2010-2015 CST	2010-2015 Total	2016-2020 PE/PDE	2016-2020 ROW	2016-2020 CST	2016-2020 Total	2021-2025 PE/PDE	2021-2025 ROW	2021-2025 CST	2021-2025 Total	2026-2030 PE/PDE	2026-2030 ROW	2026-2030 CST	2026-2030 Total	2031-2035 PE/PDE	2031-2035 ROW	2031-2035 CST	2031-2035 Total	Grand Total
Toll Funded Cost Feasible Plan Projects																										
84	**New Pensacola Bay Crossing**	Pensacola	Gulf Breeze Peninsula	Construct new 4 lane toll bridge	$ 565,488,000																					
12	**Eglin AFB / Hurlburt Field Bypass**			Provide 4 lanes of new capacity	TBD																					

Project ID	Roadway Corridor	From	To	Project Description	Total Project Cost (2010 $)	2010-2015 PE/PDE	2010-2015 ROW	2010-2015 CST	2010-2015 Total	2016-2020 PE/PDE	2016-2020 ROW	2016-2020 CST	2016-2020 Total	2021-2025 PE/PDE	2021-2025 ROW	2021-2025 CST	2021-2025 Total	2026-2030 PE/PDE	2026-2030 ROW	2026-2030 CST	2026-2030 Total	2031-2035 PE/PDE	2031-2035 ROW	2031-2035 CST	2031-2035 Total	Grand Total
Bridge Replacement Project																										
35 (4093341)	**US98 (Phillip Beal Bridge) Three Mile Bridge**			Replacement of the existing bridge structure	$ 430,900,000	$6,608,638			$6,608,638	TBD	TBD	TBD	TBD													
	Totals				$ 996,388,000	$6,608,638			$6,608,638																	

Project ID	Project Description	Total Project Cost (2010 $)	2010-2015 PE/PDE	2010-2015 ROW	2010-2015 CST	2010-2015 Total	2016-2020 PE/PDE	2016-2020 ROW	2016-2020 CST	2016-2020 Total	2021-2025 PE/PDE	2021-2025 ROW	2021-2025 CST	2021-2025 Total	2026-2030 PE/PDE	2026-2030 ROW	2026-2030 CST	2026-2030 Total	2031-2035 PE/PDE	2031-2035 ROW	2031-2035 CST	2031-2035 Total	Source
Paratransit Program																							
NA	Provide rural transportation services within Escambia County	$ 98,000																					USC Sec 5311
NA	Purchase replacement paratransit vehicles to provide transportation for the elderly, disadvantaged, and disabled citizens of Escambia County	$ -																					FL Trans Disav Commis
NA	Implement fixed route service along Highway 90 Corridor connecting Santa Rosa and Escambia County	TBA																					USC 5316 JARC
NA	Purchase wheelchair accessable vehicles (taxicabs) increasing access for disabled individuals beyond CTC availability	TBA																					USC 5317 New Freedom
NA	Provide 50% match for vouchers purchased by local medical and other human service providers within Escambia & Santa Rosa Counties	TBA																					USC 5317 New Freedom
NA	Provide paratransit transportation for the disabled citizens residing in incorporated service area and within 3/4 mile of a fixed route	$ 1,144,120																					ECAT ADA Ser
NA	Provide transportation services for other human services organizations, farebox, donations, through transportation services coordinated by the CTC	$ 2,005,473																					Various
NA	Provide rural transportation services within Santa Rosa County	$ 140,748																					USC Sec 5311
NA	Purchase replacement paratransit vehicles to provide transportation for the elderly, disadvantaged, and disabled citizens of Santa Rosa County	$ -																					FL Trans Disav Commis
NA	Provide transportation services for other human services organizations, farebox, donations, through transportation services coordinated by the CTC	$ 995,413																					Various
	Totals	$ 4,383,754																					

Project ID	Roadway Corridor	From	To	Project Description	Total Project Cost (2010 $)	Funding Programmed In 2006 PD&E	2006 ROW	2006 CST	2006 Total	Funding Programmed In 2007 DESIGN	2007 ROW	2007 CST	2007 Total	Funding Programmed In 2008 DESIGN	2008 ROW	2008 CST	2008 Total	Grand Total
Carry-over Projects from 2025 LRTP Cost Feasible Plan																		
5[8] (4210121)	**SR173 Blue Angel Pkwy**	SR292 Sorrento Road	SR30 (US98)	Provide 4 lanes of capacity	$ 31,422,595	$650,000			$650,000	$2,000,282			$2,000,282					$5,300,564
51[8] (4210112)[4]	**SR292 Sorrento Road**	Innerarity Point Rd	SR173 Blue Angel Pkwy	Provide 4 lanes of capacity	$ 65,659,094	$1,175,000			$1,175,000					$5,500,000			$5,500,000	$13,350,000
	Totals				$ 97,081,689	$1,825,000			$1,825,000	$2,000,282			$2,000,282	$5,500,000			$5,500,000	$18,650,564

[1] Construction total includes CEI
[2] Reflects updated funding amounts as provided in an amendment going before the TPO in September
[3] TIP Limit is from Alabama State Line to Innerarity Point Rd
[4] TIP Limit is from South end of ICCW Bridge to SR 173 Blue Angel Pkwy
[5] Grand Total does not include funds programmed in TIP for FY2010-2015
[6] Refer to Table 5.1 - Committed Capacity Projects for complete listing of projects in the E+C Network.
[7] $2,000,000 in FY10-15 is for construction of intersection realignment; remainder of funds are for widening of Woodbine Rd - Total Project (2010 $) is for widening project only
[8] Escambia County will continue to seek Federal Funds for these projects through the plan horizon.

APPENDIX D – MODIFICATION APPROVAL LETTER

Florida-Alabama TPO
Transportation Planning Organization

Kevin White
Chairman

Lane Lynchard
Vice Chairman

P.O. Box 11399 • 32524-1399 Pensacola, FL • Street Address: 4081 E. Olive Road-Suite A • 32514
P: 850.332.7976 • 1.800.226.8914 • F: 850.637.1923 • www.wfrpc.org

February 23, 2012

Mr. James T. Barfield, P.E.
District Three Secretary
Florida Department of Transportation
P O Box 607
Chipley FL 32428

Dear Secretary Barfield:

RE: Modification of the 2035 Long Range Transportation Plan Cost Feasible Plan

At the January 11th Florida-Alabama TPO meeting, the TPO directed staff to begin the process of modifying the 2035 Long Range Transportation Plan (LRTP) Cost Feasible Plan (CFP). On February 8th a legal ad was published notifying the public of the intended modification. Staff then allowed 10 business days for the public to review and comment on the proposed modification. The only public comment received was not opposed to the modification, therefore, effective the date of this letter, the Florida-Alabama TPO 2035 Long Range Transportation Plan (LRTP) Cost Feasible Plan (CFP) has been modified as follows:

1) **West 9 Mile Road from I-10/SR8 to SR297/Pine Forest Road (LRTP CFP #36)** - $2.734 Million was removed from the Right of Way phase in FY 2016-2020;
2) **Blue Angel Parkway, from SR292/Sorrento Road to SR30/US98 (LRTP CFP #5)** - $1.367 Million was added to the Right of Way phase in FY 2016-2020; and
3) **Sorrento Road from the north end of the ICWW Bridge to Blue Angel Parkway (LRTP CFP #51)** - $1.367 Million was added to Right of Way phase in FY 2016-2020.

The Right of Way funds being removed from West 9 Mile Road (LRTP CFP #36) were in the 2016-2020 timeframe but there is also Right of Way funding in 2031-2035. The original intent was for the Right of Way for this project to be acquired in the 2031-2035 timeframe so removing the funds in 2016-2020 does not affect the project initiation timeline.

Escambia County planned to fund Right of Way for Blue Angel Parkway (LRTP CFP #5) and Sorrento Road (LRTP CFP #51) towards the end of the 2010-2015 timeframe. The County also indicated a need for state and/or federal funding assistance in acquiring Right of Way. By dividing the $2.734 Million from West 9 Mile equally to Blue Angel Parkway and Sorrento Road, the need for additional Right of Way funding is satisfied and both projects maintain the project initiation timelines shown in the Cost Feasible Plan (As Amended on October 12, 2011).

For additional information please contact LRTP Project Manager Gary Kramer at 850-332-7976, ext 219 or gary.kramer@wfrpc.org or TIP Coordinator Elizabeth Schrey at ext 213 or elizabeth.schrey@wfrpc.org.

Sincerely,

Mary Bo Robinson

Mary Bo Robinson, Director
Transportation Planning

Attachments:
1. Copy of Legal Ad
2. Comments Received Regarding the Modification
3. Modified 2035 Long Range Transportation Plan Cost Feasible Plan

Copies to:
Kevin White, Chairman, Florida-Alabama TPO
Lee Ann Jacobs, Federal Highway Administration—Florida Division
Stacie Blizzard, Federal Highway Administration—Florida Division
Elizabeth (Parris) Orr, Federal Transit Administration—Region IV
Jennifer Hibbert, Federal Transit Administration—Region IV
Jim DeVries, Florida Department of Transportation District III, Milton
George Holland, Florida Department of Transportation District III, Milton
Yvonne Arens, Florida Department of Transportation, Tallahassee
Larry Newsom, Escambia County
Colby Brown, Escambia County

APPENDIX E – TPO AGENDA COVER PAGE AND ADVERTISMENT

Florida-Alabama
TPO
Transportation Planning Organization

Kevin White
Chairman

Lane Lynchard
Vice Chairman

P.O. Box 11399 • 32524-1399 Pensacola, FL • Street Address: 4081 E. Olive Road-Suite A • 32514
P: 850.332.7976 • 1.800.226.8914 • F: 850.637.1923 • www.wfrpc.org

AGENDA NOTICE

MEETING DATE: March 14, 2012

TO: Florida-Alabama Transportation Planning Organization (TPO) Members
Florida-Alabama TPO Advisory Committee Members

FROM: Kevin White, TPO Chairman

RE: FL-AL TPO Meeting and Advisory Committee Meetings (see dates and times below)

A meeting of the **Florida-Alabama Transportation Planning Organization (TPO)** is scheduled for **Wednesday, March 14, 2012** **at** **9:00 a.m.** in the **Escambia County Board of County Commission Chambers, 221 Palafox Place, Pensacola, FL 32502.**

Technical Coordinating Committee – **Monday** – 3/12/12, 1:00 p.m. - WFRPC Large Conference Room
Citizens' Advisory Committee – Monday 3/12/12, 3:00 p.m. - WFRPC Large Conference Room
Bicycle Pedestrian Advisory Committee – **Tuesday** – 3/13/12, 10:00 a.m. – WFRPC Large Conference Room

The WFRPC Office is located at 4081 E. Olive Road-Ste. A, Pensacola, FL 32514

PLEASE MAKE AN EFFORT TO ATTEND THIS MEETING. A QUORUM IS NEEDED.

The agenda will include the following items:

A. CALL TO ORDER /PLEDGE/ INVOCATION – Chairman White

B. APPROVAL OF AGENDA (TPO Only)
Any new action items to be added to the agenda must be approved by a vote of two thirds (2/3) of the members present.

C. PUBLIC FORUM
Any person who wishes to address the TPO is requested to fill out a Speaker Request Form obtained from the TPO staff at the meeting. Speakers are asked to limit their time to three minutes.

D. CONSENT AGENDA:

1. Approval of January Meeting Minutes
   ALL COMMITTEES

2. Consideration of Resolution FL-AL 12-08 to Adopt the Draft TPO 2010 Bicycle Pedestrian Master Plan Addendum
   ALL COMMITTEES
   ENCLOSURE A

   - Advisory Committee Recommendations

3. Consideration of Resolution FL-AL 12-09 to Adopt the Regional Freight Network Plan Freight Corridor Screenings
   ALL COMMITTEES

   ENCLOSURE B

   - Advisory Committee Recommendations

E. ACTION ITEMS:

1. Consideration of Resolution FL-AL 12-03 to Amend the FY 2012-2016 Transportation Improvement Program (TIP) to Add Project # McClure Drive Sidewalks **(ROLL CALL VOTE REQUIRED)**
   ALL COMMITTEES

   ENCLOSURE C

   - Presentation by Ms. Elizabeth Schrey, TPO Staff
   - Advisory Committee Recommendations

2. Consideration of Resolution FL-AL 12-06 to Amend the FY 2012-2016 Transportation Improvement Program (TIP) to Add Project #4130623 SR8 (I-10) Right of Way for Future Capacity from Escambia Bay Bridge to East of SR 128 Avalon Boulevard **(ROLL CALL VOTE REQUIRED)**
   ALL COMMITTEES

   ENCLOSURE D

   - Presentation by Ms. Elizabeth Schrey, TPO Staff
   - Advisory Committee Recommendations

3. Consideration of Resolution FL-AL 12-07 to Amend the FY 2012-2016 Transportation Improvement Program (TIP) to Add Project #4167482, SR87 Preliminary Engineering from End of Clear Creek Bridge to South of Coldwater Creek **(ROLL CALL VOTE REQUIRED)**
   ALL COMMITTEES

   ENCLOSURE E

   - Presentation by Ms. Elizabeth Schrey, TPO Staff
   - Advisory Committee Recommendations

4. Update on the Project Development & Environment Study and Consideration of Resolution FL-AL 12-12 Opposing the Use of Toll Facilities on the Pensacola Bay Bridge
   ALL COMMITTEES

   ENCLOUSRE F

   - Presentation by Mr. Dan Kristoff and Nick Arnio, RS&H Consultants
   - Advisory Committee Recommendations

5. Consideration of Resolution FL-AL 12-10 Amending to the Northwest Florida Regional TPO (NWFRTPO) Interlocal Agreement to Change Member Terms of Office
   TPO ONLY
   ENCLOSURE G
   - Presentation by Ms. Mary Beth Washnock, TPO Staff
   - Advisory Committee Recommendations

6. Consideration to Authorize TPO Staff to Complete Contract Negotiations with Atkins North America, Inc.

   ALL COMMITTEES
   ENCLOSURE H
   - Presentation by Mr. Brian Youpatoff, TPO Staff
   - Advisory Committee Recommendations

7. Consideration of Resolution FL-AL 12-04 to Approve Federal Assistance under USC Section 5310 Elderly and Persons with Disabilities Program, Administered by FDOT

   ALL COMMITTEES
   ENCLOSURE I
   - Presentation by Ms. Vikki Garrett, TPO Staff
   - Advisory Committee Recommendations

8. Appointment of an Alternate TPO Member to Attend MPOAC Institute Workshop for Elected Officials
   TPO ONLY

   - Presentation by Ms. Mary Beth Washnock, TPO Staff

9. Consideration of Letter of Support for TIGER IV grant for Escambia County for Expansion & Realignment of Burgess Rd (SR 742)
   ALL COMMITTEES
   ENCLOSURE J

   - Presentation by Mary Beth Washnock, TPO Staff
   - Advisory Committee Recommendations

F. REVIEW / INFORMATION ITEMS:

1. Northwest Florida Transportation Corridor Authority (NFTCA) Master Plan Update.
   TPO, TCC

   ENCLOSURE K
   - Presentation by Mr. Steve Schnell, AICP, HDR Engineering

2. Citizen Presentation Regarding Pensacola Bay Bridge Replacement
   TPO, TCC, CAC
   ENCLOSURE L
   - Presentation by Mr. Orvin Johnson

3. Review of Draft FY2013-2014 TPO Unified Planning Work Program (UPWP)
   ALL COMMITTEES
   ENCLOSURE M
   - Presentation by Ms. Mary Robinson, TPO Staff

4. Draft Public Participation Manual
   ALL COMMITTEES
   ENCLOSURE N
   - Presentation by Ms. Rhonda Grice, TPO Staff

5. Air Quality Report
   ALL COMMITTEES
   ENCLOSURE O
   - Presentation by Ms. Christy Johnson, AICP, TPO Staff

6. Review of Modification to the 2035 Blueprint Florida-Alabama Long Range Transportation Plan Cost Feasible Plan
ALL COMMITTEES
ENCLOSURE P
   - Presentation by Ms. Gary Kramer, TPO Staff

G. INFORMATION ITEMS (No Presentation Necessary)
ALL COMMITTEES Q

TPO Meeting Schedule

The following informational items are available on the WFRPC website at www.wfrpc.org:

- Administrative Amendment SR 297 Pine Forest Road to US 29
- Letter of Resignation from Michael Coonan, CAC Member
- Bayou Boulevard Signing and Pavement Marking Plan Sheet
- E-mail Regarding Bayou Boulevard at 12th Avenue from Chad Williams, FDOT
- E-mail Regarding Follow Up from January BPAC Meeting from Zena Riley, FDOT
- MPOAC 2012 Legislative Positions
- E-mail Regarding Traffic Study – Pensacola – Airport Boulevard –Davis Hwy. from Christy Johnson, TPO Staff to Dawne McKee, FDOT
- E-mail, Regarding Toll Implementation on Pensacola Bay Bridge from Bob Swiebel
- Survey Results from 1/23/12 Project Priorities Workshop in Lillian, AL
- Letter from FDOT Regarding Toll on Pensacola Bay Bridge

H. OTHER BUSINESS

I. ADJOURN

Public participation is solicited without regard to race, color, national origin, sex, age, religion, disability or family status. The TPO will make reasonable accommodations for access to this meeting in accordance with the Americans with Disabilities Act and for language requirements other than English (free of charge).
Please notify Ms. Ellie Roberts of access or language requirements at 850-332-7976 ext 218 or 1-800-995-8771 for TTY-Florida at least 48 hours in advance.

Introduzca la participación del público se solicita, sin distinción de raza, color, origen nacional, sexo, edad, religión, discapacidad o estado familiar. La OPC hará arreglos razonables para el acceso a esta reunión de acuerdo con el Americans with Disabilities Act, y para los requisitos de idioma que no sea Inglés (gratis). Por favor notifique a la Sra. Ellie Roberts, de los requisitos de acceso o el idioma en el 850-332-7976 ext 218 o 1-800-995-8771 para TTY-Florida al menos 48 horas de antelación.

The Florida-Alabama Transportation Planning Organization will hold a public meeting on **March 14, 2012 at 9 AM** at the **Escambia County Board of Commission Chambers, 221 Palafox Place, Pensacola, FL 32502** Technical Coordinating Committee (TCC) and Citizen Advisory Committee (CAC) will meet March 12, 2012 at 1:00 PM and 3:00 PM respectively; Bicycle Pedestrian Advisory Committee (BPAC) will meet at 10 AM on March 13, 2012. **All advisory Committee meetings will be held at the WFRPC, 4081 E Olive Rd, Pensacola.** The agenda will consist of Adoption of the 2010 Bicycle Pedestrian Master Plan Addendum, Adopt the Regional Freight Network Plan Freight Corridor Screenings, Amend the TIP to add McClure Dr Sidewalks, Right of Way for Future Capacity from Escambia Bay Bridge to East of Avalon Blvd, Preliminary Engineering on SR 87 from Clear Creek Bridge to Coldwater Creek. The TPO Board and Committees will also be discussing an update of the PD&E Study of the Pensacola Bay Bridge Replacement and a Resolution Opposing the use of Toll Facilities on the Pensacola Bay Bridge. They will also be considering an amendment to the Northwest Florida Regional TPO Interlocal Agreement to change member terms of office. Other items the TPO will need to take action on include the negotiation contract with Atkins, Approval of the 5310 grant to be administered by FDOT, appoint an alternate TPO member to the MPOAC Institute Workshop and a Letter of Support for Escambia County's TIGER IV grant application for Burgess Road. Multiple items for review include The Northwest Florida Transportation Corridor Authority Master Plan Update, Review Draft Revision of the Public Participation Process (PPP) Manual, Review of the Draft of the 2013-2014 TPO Unified Planning Work Program (UPWP), Modification to the Long Range Transportation Plan (LRTP), Air Quality Update and other transportation planning items for consideration and discussion. **Public Participation is solicited without regards to race, color, national origin, sex, age, religion, disability or family status. The TPO will make reasonable accommodations for access to this meeting in accordance with the Americans with Disabilities Act.** Please notify TPO Coordinator; Mary Beth Washnock at 332-7976, x 228 or Marybeth.washnock@wfrpc.org for additional information or accommodation assistance.

Por favor a la Sr. Rhonda Grice, de los requistos de acceso o el idioma en el 850-332-7976 ext 214 o 1-800-995-8771 para TTY-Florida al menos 48 horas de antelacion.